As confidentially submitted to the Securities and Exchange Commission on January 9, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MOMENTUS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	84-1905538
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3901 N. First Street
San Jose, CA 95134
(650) 564-7820
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

John C. Rood
Chief Executive Officer
3901 N. First Street
San Jose, CA 95134
Telephone: (650) 564-7820
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

Stephen C. Hinton, Esq. Bradley Arant Boult Cummings LLP ONE 22 ONE 1221 Broadway Nashville, Tennessee 37203 Telephone: (615) 252-3585	Lon Ensler Chief Financial Officer 3901 N. First Street San Jose, California 95134 Telephone: (650) 564-7820

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated [   ], 2026
PRELIMINARY PROSPECTUS

Momentus Inc.
Up to [6,040,068] Shares of Common Stock
This Prospectus relates to the offer and sale from time-to-time of up to [6,034,345] shares of Class A common stock, par value $0.00001 per share (the “Common Stock”), of Momentus Inc. (the “Company,” “Momentus,” “we,” “our” or “us”) by the Selling Stockholders identified in this prospectus or their permitted transferees (collectively, the “Selling Stockholders”). The shares of Common Stock registered for resale pursuant to this prospectus consist of (i) 925,926 shares of Common Stock (the “Pre-Funded Warrant Shares”) issuable upon the exercise of certain pre-funded warrants issued to the Selling Stockholders on January 6, 2026 (the “Pre-Funded Warrants”); (ii) 925,926 shares of Common Stock (the “Common Warrant Shares”) issuable upon exercise of certain warrants issued to the Selling Stockholders on January 6, 2026 (the “Common Warrants”); (iii) 46,296 shares of Common Stock (the “PA Warrant Shares”) issuable upon exercise of certain warrants issued to the Selling Stockholder on January 6, 2026 (the “PA Warrants” and, together with the Pre-Funded Warrants and Common Warrants, the “Warrants”); (iv) [4,136,197] shares of Common Stock (the “ELOC Shares”) issuable to the Selling Stockholders pursuant to an equity purchase agreement dated September 25, 2025, as amended (the “Equity Purchase Agreement”); and (v) 5,723 shares of Common Stock (the “Debt Settlement Shares” and, together with the ELOC Shares, Pre-Funded Warrant Shares, Common Warrant Shares and PA Warrant Shares, the “Shares”) issued to the Selling Stockholders pursuant to a settlement agreement dated November 10, 2025 (the “Debt Settlement Agreement”).
We are not selling any shares of Common Stock under this prospectus and will not receive any proceeds from the sale by the Selling Stockholders of the Shares.
Sales of the Shares by the Selling Stockholders may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market or at negotiated prices. The Selling Stockholders may sell shares to or through underwriters, broker-dealer or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders, the purchasers of the shares, or both.
We will not receive any of the proceeds from such sales of the shares of Common Stock. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholders will bear all commissions and discounts, if any, attributable to its sale of shares of Common Stock. See “Plan of Distribution” of this prospectus.
Our registration of the securities covered by this prospectus does not mean that either we or the Selling Stockholders will issue, offer or sell any of the Shares.
On Wednesday, December 17, 2025, the Company effected a 1-for-17.85 reverse stock split. Unless otherwise noted, all share, per share and pricing information relating to our Common Stock in this registration statement, other than as set forth in our financial statements and the notes thereto which are incorporated by reference, is presented on a post-split basis.
Our Common Stock is listed on the Nasdaq Capital Market under the symbol “MNTS.” On January [•], 2026, the last reported sale price of our Common Stock was $[•] per share.
We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, as such, have elected to take advantage of certain of the scaled disclosures available for smaller reporting companies. See “Prospectus Summary – Implications of Being a Smaller Reporting Company.”
Investing in our securities involves risks. See the section entitled “Risk Factors” on page 15 of this prospectus to read about factors you should consider before buying our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is    , 2026.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
i

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. Neither we nor the Selling Stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted.
The information contained in this prospectus and any prospectus supplement is accurate only as of the respective dates thereof, and the information in the documents incorporated by reference in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or of any sale of our securities. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference in this prospectus, our business, financial condition, results of operations and prospects may have changed. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before making your investment decision.
We are responsible for the information contained in this prospectus. We have not, and the Selling Stockholders have not, authorized anyone to provide you with different information, and we take no, and the Selling Stockholders take no, responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Selling Stockholders are not, making an offer to sell the Warrant Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.
Unless otherwise indicated, information contained in or incorporated by reference into this prospectus concerning our business and the industry and markets in which we operate, including with respect to our business prospects, our market position and opportunity, and the competitive landscape, is based on information from our management’s estimates, as well as from industry publications, surveys, and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our business and industry, and assumptions based on such information and knowledge, which they believe to be reasonable. In addition, while we believe that information contained in the industry publications, surveys, and studies has been obtained from reliable sources, we have not independently verified any of the data contained in these third-party sources, and the accuracy and completeness of the information contained in these sources is not guaranteed.
Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus, including in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2025, which is incorporated by reference into this prospectus in its entirety, as well as any amendment or updates to our risk factors reflected in subsequent filings with the SEC, including our Form 10-K/A filed on April 9, 2025. Accordingly, you should not place undue reliance on this information.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and any accompanying prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are forward-looking and as such are not historical facts. These forward-looking statements include, without limitation, statements regarding Momentus’ or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, and are not guarantees of future performance. The words “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “contemplate,” “objective,” “target,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:
•	Momentus’ strategy, future operations, projected capital resources and financial position, estimated revenues and losses, projected costs and capital expenditures, prospects, and plans;
•	the potential future capabilities of Momentus’ technology, including its water plasma propulsion technology;
•	projections of market growth and size;
•	anticipated progress and timeline of any testing of Momentus’ technology and any launch status of Momentus’ satellite transportation systems;
•	expansion plans and opportunities; and
•	the outcome of any known and unknown litigation and regulatory proceedings.
The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
•	the ability of the Company to finance its operations;
•	the ability of the Company to obtain licenses and government approvals for its missions, which are essential to its operations;
•	the ability of the Company to effectively market and sell satellite transport services and planned in-orbit services;
•	the ability of the Company to protect its intellectual property and trade secrets;
•	the development of markets for satellite transport and in-orbit services;
•	the ability of the Company to develop, test and validate its technology, including its water plasma propulsion technology;
•	delays or impediments that the Company may face in the development, manufacture and deployment of next generation satellite transport systems;
•	the ability of the Company to convert backlog or inbound inquiries into revenue;
•	changes in applicable laws or regulations and extensive and evolving government regulations that impact operations and business, including export control license requirements;
•	the ability to attract or maintain a qualified workforce with the required security clearances and requisite skills;
•	level of product service or product or launch failures or delays that could lead customers to use competitors’ services;
•	investigations, claims, disputes, enforcement actions, litigation and/or other regulatory or legal proceedings;
•	Momentus’ compliance with Nasdaq listing requirements;
•	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and/or
•	other risks and uncertainties described in this prospectus, including those under the section titled “Risk Factors.”

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the effect of all such risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
The forward-looking statements made by us in this prospectus and any free writing prospectus speak only as of the date of this prospectus and any free writing prospectus. Except to the extent required under the federal securities laws and rules and regulations of the SEC, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you are cautioned not to place undue reliance on these forward-looking statements.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
PROSPECTUS SUMMARY
The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, the registration statement of which this prospectus is a part and the documents incorporated by reference herein, including the information set forth under the heading “Risk Factors” and our consolidated financial statements and the related notes herein.
The Company
Momentus is a U.S. commercial space company that offers satellites, satellite buses, and other satellite components, transportation and infrastructure services, including hosted payloads and other in-orbit services to help enable the commercialization of space. Satellite operators are our principal customers and target customers. Momentus offers satellites and satellite buses and technology designed to meet the specific needs of government and commercial customers.
Products that we provide or plan to provide include satellites, satellite buses, solar arrays, and other satellite components. Our satellites and satellite technologies offer competitive advantages to customers such as greater payload capability, significant on-orbit power, flexibility of design and ability to accommodate a range of sensors, communications equipment, and other space instruments, low cost, and speed of delivery.
Our Tape Spring Solar Array (“TASSA”) is an innovative solar array that Momentus is developing. It offers the potential to produce power at substantially lower cost than competing arrays. It also has important advantages from its ability to be deployed and retracted to protect the array from in-space collisions with debris and to more easily maneuver the satellite to different locations or adjust its characteristics.
Services that we provide or plan to provide include “last mile” satellite transportation, payload-hosting, on-orbit satellite refueling, on-orbit inspection, on-orbit satellite maintenance, de-orbiting, debris removal, and other satellite- to-satellite service offerings. We believe our planned service offerings will increase deployment options for satellite operators and lower their operating costs relative to traditional approaches while also minimizing environmental impact given our choice of water as a propellant.
We plan to provide these services with Orbital Service Vehicles (“OSVs”) that we design and manufacture. While we plan to eventually operate a family of progressively larger and more capable OSVs, we are currently focused on the first vehicle of the family, Vigoride, which will primarily operate in low-Earth orbit (“LEO”). We believe that Vigoride has the ability to deliver fast, versatile, and cost-effective transportation and infrastructure services to our customers. We conducted our inaugural test and demonstration mission with Vigoride in 2022 as well as two additional test and demonstration missions with Vigoride during 2023. The Company plans to use technological milestones like completion of development of Block 2.2 configuration of the Vigoride OSV, MET propulsion, and TASSA in space, and experience gained in both satellite deployment and hosted payloads as standards to build new OSVs and explore commercial opportunities.
Our transportation service offering focuses on delivering our customers’ satellites to precision orbits of their choosing. To accomplish this, we partner with leading launch service providers, such as SpaceX to “ride share” our customer’s satellites from Earth to space on a midsized or large rocket. Customer satellites can also be carried aboard small launch vehicles for dedicated missions. Our OSVs would then provide “last mile” transportation services from the rocket’s drop-off orbit to a custom orbit of the satellite operator’s choosing. We believe this “hub-and-spoke” model has the potential to expand our customers’ deployment options relative to what they would be able to achieve with ride share launch alone, while reducing their costs relative to what they could achieve with a dedicated small launch vehicle. Over time, we plan to begin introducing additional services beyond transportation.
Our OSVs will initially be expendable, meaning they will be used to perform services before they de-orbit themselves upon completion of their first mission. However, our goal is to eventually make our OSVs reusable, or capable of remaining in space to conduct follow-on missions, which has the potential to lower our cost to deliver services to our customers. To achieve reusability, we need to develop additional technologies that will allow our vehicles to locate and navigate to customer satellites in space, physically connect to them, and perform a variety of robotic operations including fluid transfer.
We are also offering variants of our Vigoride OSV to government and commercial customers as a traditional bus manufacture and satellite prime contractor. Vigoride, and its variants, M-500 and M-1000, are being offered to provide payload technology demonstrations as well as forming the space infrastructure backbone for constellations of satellites.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Momentus offers or plans to offer production and operation of small satellites to meet a range of defense, government, and commercial needs such as communications, tracking of missiles, remote sensing, and space domain awareness. There is a growing need for such capabilities for defense, government, and commercial customers. Technologies used to support the hosted payload market are directly applicable to offering customer-owned satellites for use in constellations. Momentus is offering high-volume production of buses, based on Vigoride’s technologies, and integrating customer’s unique payloads for a variety of missions ranging from communications to Earth Observation. This market heavily leverages prior investments in satellite technology to access a large and growing market segment.
We are developing our OSVs to provide safe, affordable, reliable, and regular in-space services to our customers, including space transportation, payload hosting, and in-orbit servicing. We have designed our Vigoride vehicle to deliver small customer payloads anywhere in LEO. However, we also plan to design and produce larger vehicles and satellite buses to carry larger payloads to more distant orbits such as GEO.
On April 12, 2025, we entered into a master services agreement (the “Master Services Agreement”) with Velo3D, Inc. (OTC: VLDX) (“VLD”), a provider of additive manufacturing solutions also referred to as 3D printing. Pursuant to the Master Services Agreement, VLD will provide services to design and produce components and systems that will be utilized by Momentus or its customers in its spacecraft, systems, and components. According to the terms of the Master Services Agreement, Momentus is entitled to services equal to the equivalent capacity of two VLD Sapphire XC 3D metal printers (or successor or comparable printers) (the “Equivalent Capacity”). Momentus will have first priority to utilize the Equivalent Capacity, and VLD will ensure the Equivalent Capacity is available for use as and when required by Momentus.
If and when the Equivalent Capacity is not utilized by Momentus, VLD may use the Equivalent Capacity to provide services to other customers. According to the Master Services Agreement, Momentus will be compensated for such use based on a formula equal to 20% of $3 million less service fees attributed to Momentus in the first year and 50% of $3 million less service fees attributed to Momentus in each subsequent year of the agreement. Such compensation shall reduce the amount in the prepaid reserve, as described in the Master Services Agreement. The term of the Master Services Agreement is five years unless terminated earlier in accordance with its terms.
In exchange for the services, Momentus issued an aggregate of 26,749 shares of Common Stock and 673,408 shares of non-voting Series A Convertible Preferred Stock, par value $0.00001 per share (the “Series A Convertible Preferred Stock”). Each share of Series A Convertible Preferred Stock is convertible into 0.56 shares of Common Stock, subject to the limitations in the Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designations”), including that VLD hold no more than 9.99% of the outstanding shares of Momentus’ Common Stock at any time.
Furthermore, pursuant to the Certificate of Designations, the Series A Convertible Preferred Stock may not be converted into shares of Common Stock if conversion would result in the issuance, in the aggregate with all previous issuances of shares of Common Stock, of greater than 19.9% of the amount of Common Stock outstanding immediately preceding the date of the Master Services Agreement without first obtaining stockholder approval in compliance with the rules of the Nasdaq Stock Market (“Nasdaq”).
Additional information on recent transactions and financings can be found in Item 15, Recent Sales of Unregistered Securities, in this registration statement.
For a further description of the risks associated with our business, see “Risk Factors.” Investors are cautioned to review the following description of Momentus’ business together with the entirety of this prospectus, including the within-mentioned risk factors.
Nasdaq Compliance
Our Common Stock is currently listed for quotation on the Nasdaq Capital Market. We are required to meet Nasdaq listing rules in order to maintain such listing. As previously reported, the Company received a series of letters from the Listing Qualifications Staff of Nasdaq (the “Staff”) beginning March 27, 2024 with respect to the Company’s failure to comply certain requirements for continued listing according to the rules of Nasdaq, specifically in regards to the Company’s stockholders equity, which non-compliance ultimately resulted in the Staff issuing a delisting determination letter on September 24, 2024 (the “Delisting Determination Letter”). As permitted by Nasdaq rules, the Company timely requested a hearing before a Nasdaq Hearing Panel (the “Panel”) to appeal Nasdaq’s delisting determination and received a stay of the suspension of trading and delisting of the Common Stock pending the conclusion of the hearing process.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
On January 13, 2025, the Company received a letter issued by the Panel granting the Company’s request to continue its listing on Nasdaq until April 15, 2025 while the Company executes its plan to regain compliance with the requirements of Nasdaq Listing Rule 5550(b). Additionally, the Panel confirmed that the Company has regained compliance with the Minimum Bid Price Requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), as a result of the Reverse Stock Split the Company effected on December 12, 2024.
As disclosed in the Company’s Current Report on Form 8-K filed on April 14, 2025, on April 12, 2025, the Company entered into the Master Services Agreement with Velo3D, Inc. (OTC: VLDX), a provider of additive manufacturing solutions, also referred to as 3D printing, pursuant to which VLD will provide services to design and produce components and systems that will be utilized by the Company or its customers in its spacecraft, systems, and components. In exchange for the services, the Company issued an aggregate of 26,749 shares of Common Stock and 673,408 shares of non-voting Series A Preferred Stock.
On June 24, 2025, the Company announced that it had received a letter from Nasdaq providing written confirmation that the Company has regained compliance with the Equity Rule. Nasdaq has indicated that if the Company’s stockholder’s equity as of June 30, 2025 included in the Company’s Quarterly Report for the quarter ended June 30, 2025 does not show a stockholder’s equity of $2,500,000, the Company may again be subject to delisting from Nasdaq. In the Company’s Quarterly Report for the quarter ended June 30, 2025, filed with the SEC on August 19, 2025, the Company reported a stockholders’ deficit of approximately $9.97 million.
The Master Services Agreement provided for the cancellation of shares of the Company’s capital stock held by VLD in certain circumstances upon expiration or termination. On August 14, 2025, the Company irrevocably waived its right under the Master Services Agreement to cancel such shares upon expiration or termination of the Master Services Agreement.
In the Company’s Quarterly Report for the quarter ended September 30, 2025, filed with the SEC on November 20, 2025, the Company reported a stockholders’ deficit of approximately $694,000.
Going Concern Uncertainty
Our consolidated financial statements are prepared assuming that the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date the consolidated financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to continue as a going concern is dependent on the Company’s ability to successfully raise capital to fund its business operations and execute on its business plan. To date the Company remains heavily focused on growth and continued development of its proprietary technology, and as a result, it has not generated sufficient revenues to provide cash flows that enable the Company to finance its operations internally and the Company’s financial position and operating results raise substantial doubt about the Company’s ability to continue as a going concern. This is reflected by the Company’s incurred net losses of $34.9 million for the year ended December 31, 2024 and an accumulated deficit of $408.0 million as of December 31, 2024 as well as the Company’s incurred net losses of $23.7 million for the nine months ended September 30, 2025 and an accumulated deficit of $431.7 million as of September 30, 2025. Additionally, the Company used net cash of $16.6 million to fund its operating activities for the year ended December 31, 2024, and had cash and cash equivalents of $1.6 million as of December 31, 2024.
Pursuant to the requirements of ASC Sub-Topic 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the consolidated financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented or are not within control of the Company as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
In connection with the preparation of the consolidated financial statements for the year ended December 31, 2024, management conducted an evaluation and concluded that there were conditions and events, considered in the aggregate,

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
which raised substantial doubt as to the Company’s ability to continue as a going concern within twelve months after the date of the issuance of such financial statements. The Company believes that its current level of cash and cash equivalents are not sufficient to fund commercial scale production and sale of its services and products. These conditions raise substantial doubt regarding its ability to continue as a going concern for a period of at least one year from the date of issuance of these consolidated financial statements. In order to proceed with the Company’s business plan and operating strategy, the Company will need to raise substantial additional capital to fund its operations. Until such time, if ever, the Company can generate revenues sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. In an effort to alleviate these conditions, the Company continues to seek and evaluate opportunities to access additional capital through all available means.
As a result of these uncertainties, and notwithstanding management’s plans and efforts to date, there is substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to raise substantial additional capital in the near term, the Company’s operations and business plan will need to be scaled back or halted altogether. Additionally, if the Company is able to raise additional capital but that capital is insufficient to provide a bridge to full commercial production at a profit, the Company’s operations could be severely curtailed or cease entirely and the Company may not realize any significant value from its assets.
A.G.P. Convertible Promissory Note
On May 13, 2025, the Company issued to A.G.P./Alliance Global Partners (the “Holder”) a convertible promissory note (the “May Note”) in the principal amount of $1,200,000 to evidence the Holder’s currently owed deferred commission, which was replaced in its entirety by that certain convertible promissory note issued to Holder on June 30, 2025 in the principal amount of $500,000 (the “June Note”). Unless earlier converted as specified in the June Note, the principal amount plus all accrued but unpaid interest is due on January 1, 2027 (the “Maturity Date”). The June Note accrues interest at 4.5% per annum.
At any time prior to the full payment of the June Note the Holder, in its sole discretion, may elect to have all or any portion of the outstanding principal amount and all interest accrued converted into shares of Common Stock, at a fixed price of $29.81, subject to adjustment as provided therein and to take into account any future share splits or reverse splits. In addition, a conversion of the June Note that would cause the aggregate number of shares issued under the June Note to exceed the Conversion Limit (as such term is defined in the June Note) may not occur prior to receipt of stockholder approval to provide for such conversion of the June Note, and the subsequent issuance of Common Stock, pursuant to the stockholder approval rules and regulations of the Nasdaq Stock Market. Further, following the Holder’s ability to convert the June Note, if at all, the Holder will not be entitled to receive the Company’s Common Stock upon conversion, if such conversion would result in the Holder owning greater than 9.99% of the Company’s then currently outstanding Common Stock. The Holder is also entitled to resale registration rights as identified in the June Note.
The Company may prepay the June Note in whole or in part. The June Note contains customary default provisions for a transaction of this nature. In the event of certain Events of Default (as defined in the June Note), all outstanding principal and accrued interest under the June Note will become, or may become at the Holder’s election, immediately due and payable to the Holder.
On January 9, 2026, the Company and Holder entered into an Exchange Agreement, pursuant to which the June Note was exchanged for a convertible promissory note in substantially the same form as the June Note, but with a fixed conversion price of $10.00 per share (the “AGP Exchanged Note”).
Loan Agreement and Amendment
On May 30, 2025, Momentus entered into a Loan Agreement (the “May 2025 Loan Agreement”) with J.J. Astor & Co. (the “Lender”) pursuant to which Momentus could borrow up to $1.5 million in two tranches of $750,000 each. The proceeds of the May 2025 Loan Agreement were to be used for general working capital purposes. On June 17, 2025, the Company and the Lender entered into an amendment to the May 2025 Loan Agreement which, among other things, revised the conditions for the Lender to fund the second tranche of $750,000 under the May 2025 Loan Agreement. Additionally, the amendment to the May 2025 Loan Agreement provided that in the event that the Company priced an equity offering prior to the funding of the second tranche of $750,000 in an amount sufficient to repay all amounts owed to the Lender under the May 2025 Loan Agreement, then the obligation of the Lender to lend the second tranche would

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
be suspended and instead the Company shall (a) repay all amounts then-due under the May 2025 Loan Agreement out of the proceeds of such equity offering, (b) pay the Lender a termination fee of $100,000 payable in cash and (c) issue to the Lender the second tranche of warrants to purchase Common Stock as discussed below and register the underlying warrant shares.
In connection with the May 2025 Loan Agreement, as amended, Momentus issued to the Lender the warrants to purchase up to 53,386 shares of Common Stock in two tranches of 26,693 shares each (the “Loan Warrants”). The initial exercise price per share for the first tranche of the Loan Warrants that was issued on June 3, 2025 was $30.35, and the initial exercise price per share for the second tranche of the Loan Warrants issued on July 3, 2025 was $20.17, which was the closing price of the Common Stock on the day prior to issuance. In connection with the issuance of the second tranche of Loan Warrants on July 3, 2025, the exercise price of the first tranche of Loan Warrants adjusted down to $20.17 per share pursuant to the terms of the Loan Warrants. The exercise price of the Loan Warrants is subject to downward adjustment upon the issuance by the Company of Common Stock or Common Stock equivalents at a price per share that is less than the then-applicable exercise price of the Loan Warrants. The exercise price of the Loan Warrants is also subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.
Momentus also entered into a Registration Rights Agreement with the Lender that required the Company to file a resale shelf registration statement registering the resale of shares issuable pursuant to the May 2025 Loan Agreement and the transactions contemplated thereby.
None of the Warrants can be exercised if it would cause the aggregate number of shares of Common Stock beneficially owned by Lender (together with its affiliates) to exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. By written notice, Lender may from time to time increase or decrease this ownership limitation to any other percentage up to 9.99%; provided, that any such increase will not be effective until the 61st day after such notice is delivered to the Company. On September 17, 2025, the Company obtained stockholder approval in compliance with the rules of the Nasdaq Stock Market allowing for the conversion of the Convertible Notes and exercise of the Warrants for shares of Common Stock that would result in the issuance, in the aggregate with all previous issuances of shares of Common Stock under the Convertible Notes and the Warrants, of greater than 19.9% of the number of shares of Common Stock outstanding immediately preceding the date of the May 2025 Loan Agreement.
On July 1, 2025, the Company repaid all amounts outstanding under the Loan Agreement with proceeds from the registered offering which closed on that date.
SIV Convertible Promissory Note
On July 12, 2024, the Company and Space Infrastructures Ventures, LLC (“SIV”) entered into a secured convertible promissory note (the “Initial Convertible Note”) pursuant to which the Company may borrow up to $2.3 million prior to September 1, 2024, consisting of (i) an initial loan in the principal amount of $500,000, and (ii) one or more subsequent loans totaling up to $1.8 million in aggregate principal amount. Borrowings under the Initial Convertible Note bear interest at 15% per annum. Principal on the Initial Convertible Note is to be re-paid in four equal payments on a quarterly basis, commencing on December 1, 2024, and the Initial Convertible Note has a maturity date of December 1, 2025, at which time all accrued interest is due.
Amounts borrowed under the Initial Convertible Note are secured by a lien on substantially all of the assets of the Company. In lieu of cash payments of accrued interest, SIV, in its sole discretion, may elect to receive shares of Common Stock at a conversion price which was initially $132.22 per share and which the Company subsequently lowered to $37.84 on March 3, 2025 (the “Conversion Price”). On the maturity date, subject to the satisfaction of applicable legal and regulatory conditions, all outstanding obligations under the Initial Convertible Note automatically convert into Common Stock at the Conversion Price.
On October 24, 2024, the Company and SIV entered into a secured convertible promissory note (the “Subsequent Convertible Note”, and, together with the Initial Convertible Note, the “Convertible Notes”) pursuant to which the Company borrowed $3.0 million. Borrowings under the Subsequent Convertible Note bear interest at 15% per annum. The Subsequent Convertible Note has a maturity date of March 1, 2026, at which time all principal and accrued interest is due. Amounts borrowed under the Subsequent Convertible Note are secured by a lien on substantially all of the assets of the Company. As of September 8, 2025, the principal of the Subsequent Convertible Note was approximately $2,703,645 plus $500,261 in interest to maturity.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
At any time after the date that is six months after the original issuance date of the Subsequent Convertible Note, SIV may convert some or all of the outstanding obligations under the Convertible Note into shares of Common Stock at a conversion price of $132.25 per share. The conversion price and the number of shares of Common Stock issuable upon conversion of the Subsequent Convertible Note is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.
In addition to the Subsequent Convertible Note, the Company agreed to issue to SIV warrants to purchase approximately 25,951 shares of Common Stock with an exercise price of $132.25 per share (the “SIV Warrants”), of which warrants to purchase approximately 15,124 shares of Common Stock were issued on November 14, 2024 following the funding of the first tranche under the Subsequent Convertible Note. The exercise price and the number of shares of Common Stock issuable upon exercise of the SIV Warrants is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. The SIV Warrants will expire April 24, 2030.
Additionally, on November 30, 2024, the Company entered into amendments to the Convertible Notes. The amendments to the Subsequent Convertible Note accelerated the borrowing date for the second tranche of $1 million in principal amount to December 2, 2024, which borrowing date had previously been no earlier than December 22, 2024.
The amendments also permitted SIV to reserve out of the proceeds of the second tranche under the Subsequent Convertible Note of approximately $670 thousand, representing the amount of principal and interest due from the Company to SIV on December 1, 2024, under the Initial Convertible Note.
The amendments to the Convertible Notes also provide SIV the option to convert all amounts outstanding under either Convertible Note into shares of Common Stock at any time. Previously, the Initial Convertible Note only permitted conversion of interest when and as due, while the Subsequent Convertible Note only permitted conversion of outstanding amounts when and as due. The conversion price of amounts outstanding under the Initial Convertible Note remained unchanged at $132.22. The conversion price of amounts outstanding under the Subsequent Convertible Note remained unchanged at $132.25.
In connection with the borrowing of the second tranche under the Subsequent Convertible Note, the Company issued to SIV warrants to purchase approximately 25,951 shares of Common Stock with an exercise price of $132.25 per share, as originally required by the Subsequent Convertible Note.
The Company also agreed to register the resale by SIV of all of the shares of Common Stock issuable upon conversion of the Convertible Notes and the warrants issued to SIV. Neither the Subsequent Convertible Note nor the SIV Warrants can be converted or exercised if it would cause the aggregate number of shares of Common Stock beneficially owned by SIV (together with its affiliates) to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion or exercise, as applicable. By written notice, SIV may, with the agreement of the Company, from time to time increase or decrease this ownership limitation to any other percentage.
The Subsequent Convertible Note requires SIV’s consent to take certain actions, such as purchasing assets outside the ordinary course of business, extending financing, making capital expenditures in excess of $100,000, repaying debts outside the ordinary course of business or investing in any entity or enterprise. On March 3, 2025, the Board of Directors of the Company had previously offered SIV a reduced conversion price of $37.84 per share of Common Stock for the Initial Convertible Note. The current conversion price for the Subsequent Convertible Note is $132.25. On May 16, 2025, the Board of Directors of the Company authorized offering SIV a reduced conversion price of $31.59 per share with respect to 6,307 shares of Common Stock under the Initial Convertible Note, and thereafter with respect to up to 15,407 shares of Common Stock under the Subsequent Convertible Note during the period beginning on May 19, 2025 and continuing until June 1, 2025.
On September 8, 2025, we entered into a note amendment agreement with SIV to, among other things, amend and restate the Convertible Notes previously issued to SIV.
The amendments, among other things, (i) extend the maturity date under the Subsequent Convertible Note from October 24, 2025 until March 1, 2026, (ii) provide for repayment of the $2.7 million in outstanding principal amount under the Subsequent Convertible Note in two tranches, with the first tranche of $1.0 million due on December 1, 2025, and the remaining $1.7 million, plus unpaid accrued interest, due at maturity on March 1, 2026, and (iii) extend the maturity date of the Initial Convertible Note with respect to the remaining $300,196 of principal, plus unpaid accrued interest from September 1, 2025 to December 1, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
The amendments also change the conversion price at which amounts of principal and interest outstanding under both Convertible Notes may be converted into shares of Common Stock to an amount equal to the lower of (i) $19.81 per share and (ii) a 10% discount to the closing price of the Common Stock on the day prior to each conversion, but in no event lower than $3.57 per share. SIV has agreed to use reasonable efforts to cause amounts outstanding under the Convertible Notes to be converted into shares of Common Stock from time to time, subject to market conditions, and provided that sales of shares of Common Stock converted at a Conversion Price of $19.81 per share on any given trading day are limited to no more than 15% of the average daily trading volume of the Common Stock as reported by Nasdaq, and shares of Common Stock converted at a Conversion Price lower than $19.81 per share sold on any given trading day are limited to no more than 10% of the average trading volume of the Common Stock as reported by Nasdaq.
In connection with the amendments to the Convertible Notes, the Company issued to SIV warrants to purchase up to 112,045 shares of Common Stock at an exercise price of $19.81. The Company also agreed to lower the exercise price of outstanding warrants to purchase up to 25,951 shares of Common Stock held by SIV to $19.81 per share.
The amendments also permit the Company to incur up to $4 million of indebtedness on or after December 1, 2025 that is pari passu with the unpaid balance of the Convertible Notes, provided that the Company issues to SIV warrants to purchase up to 10% of the total number of shares of Common Stock SIV has converted under both Convertible Notes after September 8, 2025, with the exercise price per share to correspond with the conversion price applicable under the Convertible Notes at the time of the debt incurrence. Thereafter, the Company would continue to issue to SIV warrants to purchase shares of Common Stock equal to 10% of shares converted from time to time under the Convertible Notes, with the warrants having an exercise price equal to the corresponding conversion price at the time of issuance.
The Company also agreed to register the resale by SIV of the shares of Common Stock issuable upon conversion of the Convertible Notes and the warrants issued pursuant to the Convertible Notes.
The Convertible Notes and the warrants issued to SIV cannot be converted or exercised if it would cause the aggregate number of shares of Common Stock beneficially owned by SIV (together with its affiliates) to exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion or exercise, as applicable. By written notice, SIV may, with the agreement of the Company, from time to time increase or decrease this ownership limitation to any other percentage. Conversion of the Convertible Notes and exercise of the warrants by SIV is also subject to compliance with applicable Nasdaq rules. The Company has agreed to use commercially reasonable efforts to obtain stockholder approval of the issuance of shares of Common Stock pursuant to the Convertible Notes and the warrants issued to SIV in order to satisfy Nasdaq rules by November 8, 2025. Such stockholder approval was received on September 17, 2025.
As of December 3, 2025, the outstanding balance under the Initial Convertible Note was repaid in full.
Effective December 5, 2025, the Company entered into a Note Amendment Agreement (the “December Note Amendment”) with SIV to amend the Subsequent Convertible Note. The December Note Amendment, among other things, deferred the first payment tranche of $1.0 million from December 1, 2025 to a new maturity date of May 1, 2026. In connection with the amendment to the Subsequent Convertible Note, the Company issued SIV warrants to purchase up to 13,446 shares of common stock at an exercise price of $14.10 per share. The amendment delays the date on or after which the Company may incur up to $4 million of indebtedness pari passu with the Subsequent Convertible Note from December 1, 2025 to March 1, 2026, subject to payment of all principal and interest owed under the Convertible Note as of March 1, 2026, and the issuance of warrants as previously provided in the Convertible Note.
Except as amended, the remaining terms of the Subsequent Convertible Note remain in full force and effect.
Debt Settlements
On November 10, 2025, the Company agreed to issue 5,723 shares of its Common Stock to a vendor to settle outstanding debt of $95,000 pursuant to the terms of a settlement agreement (the “Debt Settlement Agreement”). Between April 21, 2025 and September 30, 2025, the Company also issued 47,256 shares of its Common Stock and pre-funded warrants to purchase 19,201 shares of its common stock to six vendors and one customer to settle outstanding debts of approximately $1,549,513, each under a debt settlement agreement, general release and settlement agreement or success fee agreement.
Shares of the Company’s Common Stock issued in the transactions described herein are exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act. Each of the vendors is an “accredited investor” as defined in Regulation D or “sophisticated investor” and was acquiring the shares for investment only and not with

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
a view towards, or for resale in connection with, the public sale or distribution thereof. Accordingly, the shares of the Company’s Common Stock were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.
July 2025 Public Offering
On July 1, 2025, Momentus consummated a “best efforts” public offering in which the Company received aggregate gross proceeds of approximately $4 million, before deducting placement agent’s fees and other offering expenses, from the offer and sale of (i) 38,096 shares Common Stock, (ii) pre-funded warrants to purchase up to 120,834 shares of Common Stock, and (iii) warrants to purchase up to 158,929 shares of Common Stock (the “July 2025 Warrants”). Each share of Common Stock, or a pre-funded warrant in lieu thereof, was sold together with an accompanying July 2025 Warrant to purchase one share of Common Stock. The public offering price for each share of Common Stock and one accompanying July 2025 Warrant was $25.17, and the public offering price of each pre-funded warrant and one accompanying July 2025 Warrant was $25.16999, which equals the price at which one share of Common Stock and accompanying July 2025 Warrant was sold to the public, minus the $0.00001 per share exercise price of each pre-funded warrant.
The Company used the proceeds of the offering to repay all amounts owed under Loan Agreement dated May 30, 2025, between the Company and J.J. Astor & Co. in the amount of $1,026,250, and intends to use the remaining proceeds for general corporate purposes.
The Company agreed to call a special meeting of the stockholders of the Company within 90 days of July 1, 2025, to seek approval of the July 2025 Warrants. Each July 2025 Warrant will be immediately exercisable beginning on the effective date of stockholder approval, and will expire five years from the date of stockholder approval. Each July 2025 Warrant is exercisable at an initial exercise price equal to $25.17 per share of Common Stock, subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events. Each pre-funded warrant was immediately exercisable and remained exercisable until all pre-funded warrants were exercised on July 1, 2025.
A holder of the July 2025 Warrants and the pre-funded warrants (together with its affiliates) may not exercise any portion of such warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the election of the holder) of the outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s July 2025 Warrants or pre-funded warrants up to 9.99% of the number of the Company’s shares of Common Stock outstanding immediately after giving effect to the exercise.
The shares of Common Stock, July 2025 Warrants, shares of Common Stock issuable upon exercise of the July 2025 Warrants, pre-funded warrants, and shares of Common Stock issued upon exercise of the pre-funded warrants were offered and sold by the Company pursuant to the Company’s registration statement on Form S-1, as amended (File No. 333-288123), filed with the SEC under the Securities Act of 1933, as amended, that was declared effective on June 30, 2025.
In connection with the offering, on June 30, 2025, the Company entered into a securities purchase agreement with a single institutional investor, pursuant to which the Company agreed not to effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of shares of Common Stock or Common Stock equivalents for a period of forty-five (45) days and will not effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of shares of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the securities purchase agreement) for a period of three (3) months after the closing date for the offering, subject to certain exceptions. Each of the Company’s executive officers and directors entered into a lock-up agreement with the placement agent for the offering providing that each such person, for a period of ninety (90) days from the Closing Date, may not, subject to customary exceptions, offer, issue, sell, transfer or otherwise dispose of the Company’s securities without the prior written consent of the placement agent.
The investor in the offering was the holder of certain warrants to purchase shares of Common Stock issued on each of (i) October 24, 2024 and (ii) December 18, 2024. In connection with the offering, on June 30, 2025, the Company entered into an amendment to these warrants pursuant to which the exercise price per share of the Common Stock shall be $25.17, subject to adjustment. The warrant amendment is effective immediately, and the warrants shall expire on July 1, 2030.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Also, in connection with the offering, on June 30, 2025, the Company entered into a placement agency agreement with A.G.P./Alliance Global Partners to act as placement agent on a reasonable “best efforts” basis. The Company paid the placement agent a cash fee equal to 7.0% of the gross proceeds raised in the offering. In addition, the Company also agreed to reimburse the placement agent for legal expenses incurred by it in connection with the offering in an amount not to exceed $105,000.
August 2025 Warrant Inducement
On August 13, 2025, we entered into the Inducement Agreement with an existing holder (the “Warrant Investor”) of certain existing warrants (the “Existing Warrants”) to purchase shares of Common Stock. Pursuant to the Inducement Agreement, the Warrant Investor agreed to, among other things, exercise for cash all of the Existing Warrants to purchase an aggregate of 136,193 shares of Common Stock, at an exercise price of $19.81 per share. In consideration for exercising the Existing Warrants, we agreed to issue to the Warrant Investor the Inducement Warrants to purchase up to 272,385 shares of Common Stock (the “Inducement Warrant Shares”).
Under the Inducement Agreement, we are obligated to seek stockholder approval for the exercise of the Inducement Warrants at either an annual or special meeting of stockholders to be held on or prior to October 12, 2025.
The Inducement Warrants, which were issued pursuant to the Inducement Agreement, became exercisable on September 17, 2025, the date we received approval of our stockholders in accordance with the applicable rules and regulations of Nasdaq, and may be exercised following such date through the five (5) year anniversary of such date, at an exercise price of $19.81 per share of Class A common stock.
Upon obtaining stockholder approval, the Inducement Warrants will become immediately exercisable. The Exercise Price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Class A common stock. Subject to limited exceptions, the holder of the Inducement Warrants will not have the right to exercise any portion of its Inducement Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own a number of shares of Class A common stock in excess of 4.99% of the shares of Class A common stock then outstanding. At the holder’s option, upon notice to the Company, the holder may increase or decrease this beneficial ownership limitation not to exceed 9.99% of the shares of Class A common stock then outstanding, with any such increase becoming effective upon 61 days’ prior notice to the Company.
At the Market Sales Agreement
On September 19, 2025, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”), pursuant to which the Company may sell, from time to time, at its option, up to $8,031,113.04 (as such amount may be revised pursuant to a prospectus supplement filed by the Company with the SEC and subject to the offering limits in General Instruction I.B.6 of Form S-3 and does not include the $9,414,342.30 of shares of Common Stock previously sold under the Sales Agreement as of December 12, 2025) in aggregate principal amount of an indeterminate amount of shares (the “ATM Shares”) of Common Stock through the Agent, as the Company’s sales agent. If the Company’s public float increases such that it may sell additional amounts under the Sales Agreement and the ATM Registration Statement (as defined below), the Company may file supplements to the prospectus included in the ATM Registration Statement prior to making additional sales.
Any ATM Shares to be offered and sold under the Sales Agreement will be issued and sold (i) by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act or in negotiated transactions, if authorized by the Company, and (ii) pursuant to a Registration Statement on Form S-3 filed by the Company with the SEC on September 22, 2025 for an offering of up to $50,000,000 of various securities, including shares of the Company’s Common Stock, preferred stock, debt securities, warrants and/or units for sale to the public in one or more public offerings (the “ATM Registration Statement”).
Subject to the terms of the ATM Sales Agreement, the Agent will use commercially reasonable efforts to sell the ATM Shares from time to time, based upon the Company’s instructions (including any price, time, or size limits or other customary parameters or conditions the Company may impose). The Company cannot provide any assurances that it will issue any ATM Shares pursuant to the Sales Agreement. The Company will pay the Agent a commission of 3.0% of the gross sales price of the ATM Shares sold pursuant to the Sales Agreement, if any. The Company has also agreed to provide the Agent with customary indemnification rights.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
The offering of the ATM Shares will terminate upon the earliest of (a) the issuance and sale of all of the ATM Shares by the Agent on the terms and subject to the conditions set forth in the Sales Agreement and (b) the termination of the Sales Agreement by either of the parties thereto.
September 2025 Private Placement Offering and Equity Line of Credit
On September 25, 2025, the Company entered into a securities purchase agreement (the “September 2025 Purchase Agreement”) with Yield Point NY, LLC (“Yield Point”), pursuant to which the Company agreed to sell (the “September 2025 Offering”) (i) a Junior Secured Convertible Note having an aggregate principal amount of $1,630,435, maturing twelve months after the issue date, with original issue discount of 8%, convertible into shares of Common Stock at a conversion price of $19.92 per share, and if not converted then amortized over the final six months concluding on the maturity date (the “Yield Point Convertible Note”), and (ii) warrants to purchase up to 81,847 shares of Common Stock at an exercise price of $24.99 per share (the “Yield Point Warrants”). The Company received approximately $1,500,000 in gross proceeds from the September 2025 Offering.
The September 2025 Purchase Agreement contains representations and warranties of the Company and Yield Point which are typical for transactions of this type. In addition, the September 2025 Purchase Agreement contains customary covenants on the Company’s part that are typical for transactions of this type, as well as the following additional covenants: (i) for as long as the notes remain outstanding, the Company agreed not to effect or enter into an Equity Line of Credit or agreement to effect any issuance by the Company or any of its subsidiaries involving a variable rate transaction, other than an “at the market” offering of Common Stock; and (ii) the Company agreed to hold a stockholder meeting within 60 days of the date of the September 2025 Purchase Agreement at which the Company will solicit the stockholders’ affirmative vote for approval of the issuance in excess of 19.9% of shares outstanding as of the date of the September 2025 Purchase Agreement in accordance with the applicable law and rules and regulations of Nasdaq.
The Yield Point Convertible Note is a junior secured obligation of the Company and is secured by certain personal property of the Company, pursuant to a Security Agreement. Unless earlier converted, the Yield Point Convertible Note will mature in September 2026. The Yield Point Convertible Note bears interest at a rate of 8% per annum, subject to increase in the event of default to the lesser of 18% per annum or the maximum rate permitted under applicable law. The Yield Point Convertible Note, including interest accrued thereon, is convertible at any time, in whole or in part, at the option of the holder into shares of Common Stock at a conversion price of $19.92 per share, subject to adjustment as set forth therein. The Yield Point Convertible Note has a beneficial ownership limitation such that Yield Point will not have the right to convert any portion of the Yield Point Convertible Note if Yield Point (together with its affiliates or any other persons acting together as a group with Yield Point) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of Common Stock issuable upon conversion of the Yield Point Convertible Note, or, upon 61 days’ prior written notice to the Company, 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of Common Stock issuable upon conversion of the Yield Point Convertible Note. Commencing on the six-month anniversary of the date of the issuance of the note, and on the same date every month thereafter, the Company shall make six equal amortization payments, with each payment being equal to one-sixth of the initial principal amount, plus all accrued but unpaid interest.
The Yield Point Convertible Note also contains certain negative covenants, including prohibitions on the incurrence of indebtedness, liens, amendments to the Company’s organizational documents, dividends, redemption, related party transactions and entry into any equity line of credit agreement or variable rate transactions other than an “at the market” offering of Common Stock. The Yield Point Convertible Note also contain standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Yield Point Convertible Note, existence of a default or event of default under any of the Transaction Documents (as defined in the Yield Point Convertible Note), the bankruptcy or insolvency of the Company or any of its subsidiaries and unsatisfied judgments against the Company.
The Yield Point Warrants entitle the holder to purchase up to 81,847 shares of Common Stock. The Yield Point Warrants are exercisable immediately and have a term of five years. The Yield Point Warrants each have an exercise price of $24.99 per share, subject to adjustment as set forth therein.
Pursuant to the September 2025 Purchase Agreement the Company also sold to Yield Point warrants to purchase up to $4,000,000 in principal amount of additional Yield Point Convertible Notes and Yield Point Warrants (the “AIR Warrants”). The AIR Warrants are exercisable immediately and have a term of five years. The Company may require the holder of the AIR Warrants to exercise AIR Warrants with respect to no more than two times the average daily

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
trading volume of the Common Stock for the five prior trading days at any time when such average daily trading price for the Common Stock for the five prior trading days is at least 125% of the original conversion price of the Yield Point Convertible Note.
In connection with the September 2025 Purchase Agreement, the Company and Yield Point entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register the resale of the shares of Common Stock issuable upon conversion and exercise of the Yield Point Convertible Note, Yield Point Warrants and the AIR Warrants on a registration statement on Form S-3 to be filed with the SEC 30 days after the date of Registration Rights Agreement and to cause the registration statement to be declared effective under the Securities Act no later than 45 calendar days after the initial filing deadline, in the event the registration statement is not subject to a full review by the SEC, or 90 calendar days after the initial filing deadline, in the event the registration statement is subject to a full review by the SEC, and in any event by the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review. If certain of the Company’s obligations under the Registration Rights Agreement are not met, the Company is required to pay partial liquidated damages to Yield Point.
The Company also entered into a Security Agreement (the “Security Agreement”) with Yield Point, as collateral agent (the “Collateral Agent”), Yield Point and such holders of the Yield Point Convertible Notes as may be issued in the future (together with Yield Point, the “Secured Parties”). Pursuant to the Security Agreement, the Secured Parties were granted a security interest in certain of the Company’s personal property to secure the payment and performance of all of the Company’s obligations under the Yield Point Convertible Note, Yield Point Warrants, September 2025 Purchase Agreement, Registration Rights Agreement and Security Agreement.
Additionally, on September 25, 2025 (the “Execution Date”), the Company, entered into an equity purchase agreement (“Equity Purchase Agreement”) with Yield Point. Under the Equity Purchase Agreement, the Company has the right, but not the obligation, to direct Yield Point to purchase up to $50,000,000 (the “Maximum Commitment Amount”) in shares of Common Stock upon satisfaction of certain terms and conditions contained in the Equity Purchase Agreement, including, without limitation, an effective registration statement filed with the SEC registering the resale of the shares of Put Stock (defined below) and the shares of Commitment Stock (defined below) and additional shares to be sold to Yield Point from time to time under the Equity Purchase Agreement. The term of the Equity Purchase Agreement began on the Execution Date and ends on the earlier of (i) the date on which Yield Point shall have purchased shares of Common Stock issued, or that the Company shall be entitled to issue, per any applicable Put Notice in accordance with the terms and conditions of the Equity Purchase Agreement (the “Put Stock”) equal to the Maximum Commitment Amount, (ii) the date that is thirty-six (36) months from the date the registration statement is declared effective, (iii) written notice of termination by the Company to Yield Point (which shall not occur at any time that Yield Point holds any of the shares of Put Stock, or within 30 days of the sale to Yield Point of Put Stock), or (iv) written notice of termination by Yield Point to the Company (the “Commitment Period”).
During the Commitment Period, the Company may direct Yield Point to purchase shares of Put Stock by delivering a notice (a “Put Notice”) to Yield Point. The Company shall, in its sole discretion, select the number of shares of Put Stock requested by the Company in each Put Notice. However, such amount may not exceed the Maximum Put Amount (as defined in the Equity Purchase Agreement). The purchase price to be paid by Yield Point for the shares of Put Stock will be $22.13 per share.
In consideration for Yield Point’s execution and delivery of, and performance under the Equity Purchase Agreement, on the Execution Date, the Company in its discretion shall either (i) pay to Yield Point in cash $750,000 (“Commitment Cash”) or (ii) issue pre-funded warrants to purchase Common Stock (the “Yield Point Pre-Funded Warrant”) to Yield Point in a form acceptable to Yield Point in its sole discretion and having an exercise price per share of $0.00001 (the “Commitment Stock”) having a value of $750,000 based on closing price of the Common Stock based on the shares price that is calculated the 5-day volume weighted average price of the Common Stock beginning on the date that the Initial Registration Statement (defined below) is declared effective (the “Commitment Stock Price”). All of the shares of Commitment Stock were fully earned as of the Execution Date, and the issuance of the shares of Commitment Stock is not contingent upon any other event or condition, including, without limitation, the effectiveness of the Initial Registration Statement or the Company’s submission of a Put Notice to Yield Point and irrespective of any termination of the Equity Purchase Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Under the Equity Purchase Agreement, the Company is obligated to file with the SEC, on or before October 25, 2025, a registration statement (the “Initial Registration Statement”) covering only the resale of the shares of Put Stock and Commitment Stock and to use its best efforts to have the Initial Registration Statement declared effective no later than November 24, 2025.
The Yield Point Pre-Funded Warrant certifies that, for value received, Yield Point is entitled to be issued up to $750,000 of shares of Common Stock based upon the Commitment Stock Price and has an initial exercise price of $0.00001 per share. The pre-funded warrants may not be exercised if the aggregate number of shares of the Common Stock beneficially owned by the holder would exceed 4.99% immediately after exercise thereof, which ownership cap may be increased by the holder up to 9.99% upon 61 days’ prior notice.
On the Effective Date, in connection with the Equity Purchase Agreement, the Company entered into a registration rights agreement with Yield Point (the “EPA Registration Rights Agreement”), pursuant to which the Company shall, by October 25, 2025, file with the SEC the Initial Registration Statement covering the maximum number of (i) shares of Commitment Stock, (ii) shares of Put Stock, which have been, or which may, from time to time be issued, including without limitation all of the shares of Common Stock which have been issued or will be issued to Yield Point under the Equity Purchase Agreement (without regard to any limitation or restriction on purchases), and (iii) any and all shares of capital stock issued or issuable with respect to the Put Stock, Commitment Stock, and the Equity Purchase Agreement as a result of any stock split, combination, stock dividend, recapitalization, exchange, or similar event, or otherwise, without regard to any limitation on purchases under the Equity Purchase Agreement (the “Registrable Securities”), as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations, and interpretations so as to permit the resale of the Registrable Securities by Yield Point, including, but not limited to, under Rule 415 at then-prevailing market prices (and not fixed prices). The Initial Registration Statement shall register only Registrable Securities. The Company shall use its commercial best efforts to have the Initial Registration Statement and any amendment thereto declared effective by the SEC at the earliest possible date, but in no event later than November 24, 2025.
On December 23, 2025, the Company and Yield Point entered into a First Amendment to the Equity Purchase Agreement (the “EPA Amendment”). The EPA Amendment, among other things, changes the purchase price of the Company’s Common Stock, issuable upon the delivery of a put notice from a fixed price of $22.13 per share to a variable price equal to 94% of the lowest trading price of the Common Stock reported during the three consecutive trading days commencing on the date the applicable put notice is delivered and amends the maximum amount of shares deliverable pursuant to a put exercise to the lesser of (a) 75% of the average daily trading volume as reported by Nasdaq over the five trading days preceding the date the applicable put is delivered, (b) 25% of the trading volume as reported by Nasdaq on the date the put is delivered during the time between market opening and when the put is delivered, and (c) number of shares equal to the quotient (rounded up or down to the nearest whole number) obtained by dividing (x) 800,000 by (y) the last closing price as reported by Nasdaq on the date the put was delivered. Yield Point is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.
October 2025 Warrant Inducement
On October 14, 2025, we entered into an inducement agreement (the “October Inducement Agreement”) with an existing holder (the “Warrant Holder”) of certain existing warrants to purchase shares of Common Stock. Pursuant to the October Inducement Agreement, the Warrant Holder agreed to, among other things, exercise for cash (i) its warrants issued on March 21, 2025 (the “March Warrants”) to purchase 120,049 shares of Common Stock at an exercise price of $25.53 per share, and (ii) its warrants issued on July 1, 2025 (the “July Warrants” and, together with the March Warrants, the “Applicable Warrants”) to purchase 158,929 shares of Common Stock at an exercise price of $25.17 per share. In consideration for exercising the Applicable Warrants, we agreed to issue to the Warrant Holder new warrants (the “October Inducement Warrants”) to purchase up to 418,466 shares of Common Stock (the “October Inducement Warrant Shares”).
Under the October Inducement Agreement, we are obligated to seek stockholder approval for the exercise of the October Inducement Warrants at either an annual or special meeting of stockholders to be held on or prior to December 13, 2025.
Upon obtaining stockholder approval, the October Inducement Warrants will become immediately exercisable. The exercise price of the October Inducement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. Subject to limited exceptions, the holder of the October Inducement Warrants will not have the right to exercise any portion of its October Inducement Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
with the holder or any of the holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% of the shares of Common Stock then outstanding. At the holder’s option, upon notice to the Company, the holder may increase or decrease this beneficial ownership limitation not to exceed 9.99% of the shares of Common Stock then outstanding, with any such increase becoming effective upon 61 days’ prior notice to the Company.
December 2025 Warrant Inducement
On December 9, 2025, we entered into an inducement agreement (the “December Inducement Agreement”) with an existing holder (the “August Warrant Investor”) of certain existing warrants (the “August Warrants”) to purchase shares of Common Stock. Pursuant to the December Inducement Agreement, the August Warrant Investor agreed to, among other things, exercise for cash all of the August Warrants to purchase an aggregate of 272,385 shares of Common Stock, at an exercise price of $13.74 per share. In consideration for exercising the Existing Warrants, we agreed to issue to the August Warrant Investor new warrants (the “December Inducement Warrants”) to purchase up to 408,577 shares of Common Stock (the “December Inducement Warrant Shares”).
Under the December Inducement Agreement, we are obligated to seek stockholder approval for the exercise of the December Inducement Warrants at either an annual or special meeting of stockholders to be held on or prior to February 7, 2026.
Upon obtaining stockholder approval, the December Inducement Warrants will become immediately exercisable. The exercise price of the December Inducement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. Subject to limited exceptions, the holder of the December Inducement Warrants will not have the right to any portion of its December Inducement Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% of the shares of Common Stock then outstanding. At the holder’s option, upon notice to the Company, the holder may increase or decrease this beneficial ownership limitation not to exceed 9.99% of the shares of Common Stock then outstanding, with any such increase becoming effective upon 61 days’ prior notice to the Company.
In connection with the transactions contemplated by the December Inducement Agreement, the Company agreed to amend the October Inducement Warrants to lower the exercise price to $13.74 per share.
January 2026 Private Placement
On January 5, 2026, the Company engaged in a private placement pursuant to which the Company agreed with an investor (the “PIPE Investor”) to sell and issue to such stockholder (i) pre-funded warrants to purchase up to 925,926 shares of Common Stock (the “Pre-Funded Warrants”), and (ii) warrants to purchase up to 925,926 shares of Common Stock (the “Common Warrants”).
The purchase price of each Pre-Funded Warrant equals $5.39999, and the exercise price of each Pre-Funded Warrant equals $0.00001 per share. The Pre-Funded Warrants are exercisable at any time after their original issuance and will not expire until exercised in full. The Common Warrants have an exercise price per share of Common Stock equal to $5.40 per share. The Common Warrants will be exercisable immediately following receipt of shareholder approval and will expire five years from the initial exercise date. The exercise price and the number of shares of Common Stock issuable upon exercise of the Common Warrants is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.
In connection with the private placement, on January 5, 2028, the Company entered into a Placement Agency Agreement with the Placement Agent. As part of its compensation for acting as Placement Agent for the private placement, the Company paid the Placement Agent a cash fee of 7.0% of the aggregate gross proceeds and also agreed to issue to the warrants to purchase up to 46,296 shares of Common Stock (the “PA Warrants”) at an exercise price of $5.94, which are exercisable on or after July 6, 2026. The PA Warrants have a term of five years from January 6, 2026.
Also in connection with the private placement, the Company and the PIPE Investor agreed to reduce the exercise price of the October Inducement Warrants and December Inducement Warrants from $13.74 per share to $5.40 per share.
2025 Reverse Stock Split
In order to maintain compliance with the Minimum Bid Price Requirement, on December 3, 2025, the board of directors of the Company approved a reverse stock split ratio of 1-for-17.85 approved by the stockholders of the Company on September 17, 2025 (the “Reverse Stock Split”). The Reverse Stock Split was effective as of 5:00 p.m. Eastern Time on December 17, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Implications of Being a Smaller Reporting Company
As a company with less than $100 million of annual revenue in our most recently completed fiscal year and the market value of our stock held by non-affiliates as of June 30, 2024, was less than $700 million, we qualify as a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. A smaller reporting company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include, but are not limited to, reduced disclosure about our executive compensation arrangements and an exemption from the requirements to obtain a non-binding advisory vote on golden parachute arrangements. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.
Corporate Information
We were incorporated in the State of Delaware in May 2019 as a special purpose acquisition company under the name Stable Road Acquisition Corp. On November 13, 2019, we completed our initial public offering. On August 12, 2021, we consummated a business combination with Legacy Momentus pursuant to that Agreement and Plan of Merger, dated October 7, 2020. In connection with such business combination, we changed our name from Stable Road Acquisition Corp. to Momentus Inc.
Our principal executive offices are located at 3901 N. First Street, San Jose, California 95134. Our telephone number is (650) 564-7820. Our website address is www.momentus.space. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.
Momentus, the Momentus logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Momentus. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.
THE OFFERING
Common stock offered by the Selling Stockholder
Up to [6,040,068] shares of Common Stock consisting of (i) 925,926 Pre-Funded Warrant Shares issuable to the Selling Stockholders upon the exercise of the Pre-Funded Warrants; (ii) 925,926 Common Warrant Shares issuable to the Selling Stockholders upon exercise of the Common Warrants; (iii) 46,296 PA Warrant Shares issuable to the Selling Stockholders upon exercise of the PA Warrants; (iv) [4,136,197] ELOC Shares issuable to the Selling Stockholders pursuant to the Equity Purchase Agreement and (v) 5,723 Debt Settlement Shares issuable to the Selling Stockholders pursuant to the Debt Settlement Agreement.
Terms of the offering
The Selling Stockholders will determine when and how they will sell the Shares offered in this prospectus, as described in “Plan of Distribution.”
Use of proceeds
We will not receive any proceeds from the sale of the Shares covered by this prospectus.
Risk Factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.
Nasdaq Stock Market Symbols
Our Common Stock is listed on the Nasdaq Capital Market under the symbol “MNTS.”

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
RISK FACTORS
Investing in our Common Stock involves a high degree of risk. Prior to making a decision about investing in our Common Stock, you should consider carefully the specific risk factors discussed in this section and above under “Cautionary Note Regarding Forward-Looking Statements”, under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 1, 2025, which is incorporated by reference into this prospectus in its entirety, as well as any amendment or updates to our risk factors reflected in subsequent filings with the SEC, including Form 10-K/A filed on April 9, 2025 and any prospectus supplement hereto or any related free writing prospectus. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial conditions, results of operations, stock price and prospectus could be materially and adversely affected. In that even, the price of our Common Stock could decline, and you could lose part or all of your investment.
We may not currently or in the future be able to continue as a going concern.
The financial statements incorporated by reference in this prospectus have been prepared on a going concern basis of accounting which assumes that we will continue as a going concern, and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. To date, the Company has not generated sufficient revenues to provide cash flows that enable the Company to finance its operations internally. In connection with an evaluation conducted by the Company’s management during the preparation of this report, management concluded that there were conditions and events which raised substantial doubt as to the Company’s ability to continue as a going concern within twelve months after the date of the issuance of the financial statements included in this report.
The uncertainty regarding our ability to continue as a going concern could materially adversely affect our share price and our ability to service our indebtedness, raise new capital or enter into commercial transactions. To address these matters, the Company may take actions that materially and adversely affect our business, including significant reductions in research, development, administrative and commercial activities, reduction of our employee base, and ultimately curtailing or ceasing operations, any of which could materially adversely affect our business, financial condition, results of operations and share price. In addition, doubts about our ability to continue as a going concern could impact our relationships with customers, vendors and other third parties and our ability to obtain, maintain or renew contracts with them, or negatively impact our negotiating leverage with such parties, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any loss of key personnel, employee attrition or material erosion of employee morale arising out of doubts about our ability to operate as a going concern could have a material adverse effect on our ability to effectively conduct our business and could impair our ability to execute our strategy and implement our business objectives, thereby having a material adverse effect on our business, financial condition and results of operations.
If we fail to comply with the continued listing requirements of Nasdaq we face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.
On September 24, 2024, the Company received a letter from the Listing Qualifications Staff of Nasdaq indicating that the Company was subject to delisting for failure to satisfy Nasdaq’s requirements for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company had also received deficiency letters on May 23, 2024 and August 21, 2024, respectively, from the Staff notifying the Company that the Company had not filed its Form 10-Q for the periods ending March 31, 2024 and June 30, 2024, respectively, as required for continued listing on the Nasdaq under Nasdaq Listing Rule 5250(c)(1) (the “Periodic Reporting Requirement”). Pursuant to Nasdaq Listing Rule 5810(d)(2), the failures to comply with the Periodic Reporting Requirement individually became additional and separate bases for delisting.
On October 15, 2024, the Company filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, resolving the deficiencies related to the Periodic Reporting Requirement. On October 17, 2024, the Company received further notice from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with the requirements of Nasdaq Listing Rule 5550(b) as a result of not having a minimum of $2,500,000 in stockholders’ equity for continued listing as of June 30, 2024, a market value of listed securities of at least $35 million, or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years (the “Equity Rule”).

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
As permitted by Nasdaq rules, the Company timely requested a hearing before a Nasdaq Hearing Panel to appeal Nasdaq’s delisting determination. The Company requested and received a stay of the suspension of trading and delisting of the Common Stock pending the conclusion of the hearing process, which allowed the Common Stock to remain listed on Nasdaq at least until the Panel renders a decision following the hearing. The hearing before the Panel was held on November 14, 2024, at which the Company requested a suspension of delisting pending its return to compliance.
The Company called a special meeting of stockholders on December 2, 2024, to approve a reverse stock split to regain compliance with Nasdaq rules. On December 12, 2024, the Company effected a 1-for-14 reverse stock split, and on December 27, 2024, the Company’s Common Stock closed above the minimum bid price for ten consecutive trading days as required to regain compliance with the Minimum Bid Price Requirement.
On January 13, 2025, the Company received a letter issued by the Panel granting the Company’s request to continue its listing on Nasdaq until April 15, 2025 while the Company executed its plan to regain compliance with the requirements of the Equity Rule.
As disclosed in the Company’s Current Report on Form 8-K filed on April 14, 2025, on April 12, 2025, the Company entered into the Master Services Agreement with VLD, pursuant to which VLD will provide services to design and produce components and systems that will be utilized by the Company or its customers in its spacecraft, systems, and components. In exchange for the services, the Company issued an aggregate of 26,749 shares of Common Stock and 673,408 shares of non-voting Series A Convertible Preferred Stock.
On June 24, 2025, the Company announced that it had received a letter from Nasdaq providing written confirmation that the Company has regained compliance with Nasdaq’s rules. Nasdaq has indicated that if the Company’s stockholder’s equity as of June 30, 2025 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 does not show a stockholder’s equity of at least $2,500,000, then the Company may again be subject to delisting from Nasdaq. In the Company’s Quarterly Report for the quarter ended June 30, 2025, filed with the SEC on August 19, 2025, the Company reported a stockholders’ deficit of approximately $9.97 million.
The Master Services Agreement with VLD provided for the cancellation of shares of the Company’s capital stock held by VLD in certain circumstances upon expiration or termination. On August 14, 2025, the Company irrevocably waived its right under the Master Services Agreement to cancel such shares upon expiration or termination of the Master Services Agreement.
In the Company’s Quarterly Report for the quarter ended September 30, 2025, filed with the SEC on November 20, 2025, the Company reported a stockholders’ deficit of approximately $694,000.
In order to maintain compliance with the Minimum Bid Price Requirement, the Company effected a reverse stock split of the Common Stock at a ratio of 1-for-17.85, which went into effect at 5:00 p.m. Eastern Time on December 17, 2025.
There can be no assurance that the Company will be able to maintain compliance with the Equity Rule, the Minimum Bid Price Requirement, the Periodic Reporting Requirement, or other applicable Nasdaq listing rules, that the Company will be able to successfully implement a reverse stock split if it decides to pursue one, that the Panel will grant any future request from the Company for a suspension of delisting on Nasdaq, or that the Company’s appeal of a delisting determination will be successful. Additionally, if we fail to meet the Minimum Bid Price Requirement, we are not eligible for a 180-day cure period from Nasdaq to regain compliance with such requirement because we have conducted a reverse stock split in the past year and thus we would be immediately delisted.
If at the time of filing of the Company’s next periodic financial statements the Company does not evidence compliance with the Equity Rule, the Company may again be subject to delisting from Nasdaq. If the Common Stock loses its listing on the Nasdaq Capital Market, the Common Stock would likely trade in the over-the-counter market. If the Common Stock were to trade on the over-the-counter market, selling the Common Stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event the Common Stock is delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the Common Stock, further limiting the liquidity of such shares. A determination that the Common Stock is a “penny stock” would require brokers trading in the Common Stock to adhere to even more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Stock. These factors could result in lower prices and larger spreads in the bid and ask prices for the Common Stock. Such delisting from the Nasdaq Capital Market and

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
continued or further declines in the price of shares of the Common Stock could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to stockholders caused by our issuing equity in financing or other transactions.
We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants and conversion of our outstanding convertible notes can have a dilutive effect on our Common Stock.
We have a substantial number of convertible securities outstanding. The exercise of our outstanding warrants, conversion of our convertible notes, and exercise of our convertible Preferred Stock will likely have a dilutive effect on our Common Stock. The issuance of shares of Common Stock upon exercise of outstanding options or warrants or conversion of Preferred Stock could result in substantial dilution to our stockholders, which may have a negative effect on the price of our Common Stock.
We need additional capital and any additional capital we seek may not be available in the amount or at the time we need it.
We need to raise funds in the future to execute our business plan. We may seek to raise additional capital to expand our business, pursue strategic investments, and take advantage of financing or other opportunities that we believe to be in our best interests and the interests of our stockholders. Additional capital may be raised through the sale of common or preferred equity or convertible debt securities, entry into debt facilities or other third-party funding arrangements. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of the Common Stock. Agreements entered into in connection with such capital raising activities could contain covenants that would restrict our operations or require us to relinquish certain rights. Additional capital may not be available on reasonable terms, or at all. If we cannot timely raise any needed funds, we may be forced to reduce our operating expenses, which could adversely affect our ability to implement our long-term strategic roadmap and grow our business. Our ability to raise capital through the sale of securities may be limited by our inability to utilize a new registration statement on Form S-3 to raise capital until November 2026 due to the late filing of our Quarterly Report on Form 10-Q dated November 20, 2025.
The market price of the Common Stock has been, and may continue to be, volatile, which could reduce the market price of the Common Stock.
The publicly traded shares of the Common Stock have experienced, and may experience in the future significant price and volume fluctuations. During the 12 months ended December 18, 2025, the market price of the Common Stock as reported by Nasdaq has ranged from a high of $183.8629 per share to a low of $7.35 per share. This market volatility could reduce the market price of the Common Stock without regard to our operating performance. In addition, the trading price of the Common Stock could change significantly in response to actual or anticipated variations in our quarterly operating results, announcements by us or our competitors, factors affecting the space transportation industry generally, changes in national or regional economic conditions, changes in securities analysts’ estimates for us or our competitors’ or industry’s future performance or general market conditions, making it more difficult for shares of the Common Stock to be sold at a favorable price or at all. The market price of the Common Stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in our industry.
The issuance of Common Stock upon conversion of our outstanding non-voting Series A Preferred Stock will cause immediate and substantial dilution to existing shareholders.
As of December 12, 2025, we had 547,408 outstanding shares of non-voting Series A Convertible Preferred Stock. The holder of the Series A Convertible Preferred Stock may, at its option, convert each of its shares of Series A Convertible Preferred Stock into 0.56 shares of Common Stock, subject to the limitations in the Certificate of Designations, provided that such holder hold no more than 9.99% of the outstanding shares of our Common Stock at any time. The conversion of the non-voting Series A Convertible Preferred Stock of the Company will cause significant dilution to the then holders of our Common Stock. In addition, the Common Stock issuable upon conversion of our outstanding non-voting Series A Convertible Preferred Stock may represent overhang that may also adversely affect the market price of our Common Stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock, which typically depresses a company’s stock price. If we experience overhang, any additional shares which the then holders of our Common Stock attempt to sell in the market will only further decrease the market price of our Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Future sales and issuances of the Common Stock could cause our stock price to fall.
Sales of a substantial number of shares of the Common Stock by our existing stockholders in the public market, or the perception that these sales might occur, could depress the market price of the Common Stock and could impair our ability to raise additional capital through the issuance of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of the Common Stock.
Any issuance of equity we may undertake in the future to raise additional capital could cause the price of the Common Stock to decline, or require us to issue shares at a price that is lower than that paid by holders of the Common Stock in the past, which would result in those newly issued shares being dilutive. In addition, future investors could gain rights superior to existing stockholders, such as liquidation and other preferences. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities will likely have rights senior to the rights of a common stockholder, which could impair the value of the Common Stock.
We also have stock options and warrants outstanding to purchase shares of our capital stock. Our stockholders may incur dilution upon exercise of any outstanding stock options and warrants.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders pursuant to this prospectus. We will bear all fees and expenses incident to our obligation to register such shares.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
SELLING STOCKHOLDERS
This prospectus covers the resale or other disposition by the Selling Stockholders identified in the table below of the Shares, consisting of up to an aggregate of [6,040,068] shares of Common Stock. The Selling Stockholders acquired the Shares in the transaction described above under the heading “Prospectus Summary —A.G.P. Convertible Promissory Note,” “—September 2025 Private Placement Offering and Equity Line of Credit,” and “—January 2026 Private Placement.”
The Common Warrants provide that the Selling Stockholders will not have the right to exercise any portion of the Common Warrants unless stockholder approval is obtained per Nasdaq rules. In addition, the Common Warrants provide that the Selling Stockholders will not have the right to exercise any portion of the Common Warrants if such exercise would cause the aggregate number of shares of Common Stock beneficially owned by the applicable Selling Stockholder (together with its affiliates) to exceed 4.99% (the “Common Warrant Ownership Limitation”) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrants. By written notice to the Company, a Selling Stockholder may decrease or increase the Common Warrant Ownership Limitation to any other percentage, provided that in no event can the Common Warrant Ownership Limitation exceed 9.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Company by the Selling Stockholders.
The Pre-Funded Warrants provide that the Selling Stockholders will not have the right to exercise any portion of the Pre-Funded Warrants if such exercise would cause the aggregate number of shares of Common Stock beneficially owned by the applicable Selling Stockholder (together with its affiliates) to exceed 9.99% (the “Pre-Funded Warrant Ownership Limitation”) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. By written notice to the Company, a Selling Stockholder may decrease or increase the Pre-Funded Warrant Ownership Limitation to any other percentage, provided that in no event can the Pre-Funded Warrant Ownership Limitation exceed 9.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Company by the Selling Stockholders.
The PA Warrants provide that the Selling Stockholders will not have the right to exercise any portion of the PA Warrants July 6, 2026. In addition, the Common Warrants provide that the Selling Stockholders will not have the right to exercise any portion of the Common Warrants if such exercise would cause the aggregate number of shares of Common Stock beneficially owned by the applicable Selling Stockholder (together with its affiliates) to exceed 4.99% (the “PA Warrant Ownership Limitation”) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the PA Warrants. By written notice to the Company, a Selling Stockholder may decrease or increase the PA Warrant Ownership Limitation to any other percentage, provided that in no event can the PA Warrant Ownership Limitation exceed 9.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Company by the Selling Stockholders.
The table below sets forth, as of [•], 2026, the following information regarding the Selling Stockholders:
•	Name of the Selling Stockholders;
•	Number of shares of Common Stock beneficially owned by the Selling Stockholders prior to conversion of the Convertible Note and exercise of the Warrants; and
•	Number of shares of Common Stock issuable upon the conversion of the Convertible Note and the exercise of the Warrants;
The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.
All information with respect to the Common Stock ownership of the Selling Stockholders has been furnished by or on behalf of the Selling Stockholders. We believe, based on information supplied by the Selling Stockholders, that except as may otherwise be indicated in the footnotes to the table below, the Selling Stockholders have sole voting and dispositive power with respect to the shares of Common Stock reported as beneficially owned by the Selling Stockholders. Because the Selling Stockholders identified in the table may sell some or all of the shares of Common Stock beneficially owned by them and covered by this prospectus, and because there are currently no agreement, arrangements, or understanding with respect to the sale of any of the shares of Common Stock, no estimate can be given as to the number of shares of Common Stock available for resale hereby that will be held by the Selling Stockholders upon termination of this offering. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
of, or may sell, transfer or otherwise dispose of, at any time from time to time, the shares of Common Stock they beneficially own in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that the Selling Stockholders will sell all of their respective shares of Common Stock owned beneficially by them that are covered by this prospectus, but will not sell any other shares of Common Stock that they presently own. Except as set forth below, the Selling Stockholders have not held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares of Common Stock or other securities.

Name of Selling Stockholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Armistice Capital, LLC(1)	2,678,895(2)	1,851,852(3)	827,043(4)	4.99%(5)
Yield Point NY LLC(6)	205,468(7)	[4,136,197](8)	205,468(4)	[•]%
A.G.P. / Alliance Global Partners(9)	[100,502](10)	42,692(11)	[57,810](4)	[•]%
Kayhan Space Corporation(12)	5,723(13)	5,723(13)	—(4)	—

(1)
The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(2)
Consists of (i) 418,466 shares of Common Stock issuable to the Selling Stockholder upon exercise of the October Inducement Warrants (ii) 408,577 shares of Common Stock issuable to the Selling Stockholder upon exercise of the December Inducement Warrants, (iii) 925,926 shares of Common Stock issuable to the Selling Stockholder upon exercise of the Pre-Funded Warrants, and (iv) 925,926 shares of Common Stock issuable to the Selling Stockholder upon exercise of the Common Warrants.

(3)
Consists of (iii) 925,926 shares of Common Stock issuable to the Selling Stockholder upon exercise of the Pre-Funded Warrants, and (iv) 925,926 shares of Common Stock issuable to the Selling Stockholder upon exercise of the Common Warrants. The Pre-Funded Warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the Selling Stockholders from exercising that portion of the warrants that would result in the Selling Stockholders and their respective affiliates owning, after exercise, a number of shares of Common Stock in excess of the beneficial ownership limitation. None of the Common Warrants may be exercised prior to the receipt of stockholder approval pursuant to Nasdaq rules. In addition, the Common Warrants are subject to a beneficial ownership limitation of 4.99% (or, at the election of the applicable Selling Stockholder, 9.99%), which such limitation restricts the Selling Stockholders from exercising that portion of the warrants that would result in the Selling Stockholders and their respective affiliates owning, after exercise, a number of shares of Common Stock in excess of the beneficial ownership limitation.

(4)	Assuming the sale of all securities offered hereby.
(5)
Remaining warrants held by the Selling Stockholder are subject to a beneficial ownership limitation of 4.99% (or, at the election of the applicable Selling Stockholder, 9.99%), which such limitation restricts the Selling Stockholders from exercising that portion of the warrants that would result in the Selling Stockholders and their respective affiliates owning, after exercise, a number of shares of Common Stock in excess of the beneficial ownership limitation.

(6)
The securities are directly held by Yield Point NY LLC, a New York limited liability company and may be deemed to be beneficially owned by Ari Kluger, as the Manager. The address of Yield Point NY LLC is 477 Madison Avenue, 24th Floor, New York, NY 10022.

(7)
Consists of (i) 81,604 shares of Common Stock issuable to the Selling Stockholder upon conversion of the Yield Point Convertible Note; (ii) 81,847 shares of Common Stock issuable to the Selling Stockholder upon exercise of the Yield Point Warrants and (iii) 42,017 shares of Common Stock issuable to the Selling Stockholder upon exercise of the Yield Point Pre-Funded Warrants.

(8)	Consists of 4,136,197 shares of Common Stock issuable to the Selling Stockholder pursuant to the terms of the Equity Purchase Agreement.
(9)	The securities are directly held by A.G.P./Alliance Global Partners. The address of A.G.P./Alliance Global Partners is 590 Madison Avenue, 28th Floor, New York, New York 10022.
(10)
Consists of (i) 42,692 shares of Common Stock issuable to the Selling Stockholder upon exercise of the PA Warrants; (ii) 50,000 shares of Common Stock issuable to the Selling Stockholder upon Conversion of the AGP Exchanged Note; and (iii) 7,810 shares of Common Stock issuable to the Selling Stockholder upon exercise of certain warrants. .

(11)
Consists of 42,692 shares of Common Stock issuable to the Selling Stockholder upon exercise of the PA Warrants. None of the PA Warrants may be exercised prior to July 6, 2026. In addition, the PA Warrants are subject to a beneficial ownership limitation of 4.99% (or, at the election of the applicable Selling Stockholder, 9.99%), which such limitation restricts the Selling Stockholders from exercising that portion of the warrants that would result in the Selling Stockholders and their respective affiliates owning, after exercise, a number of shares of Common Stock in excess of the beneficial ownership limitation.

(12)
The securities are directly held by Kayhan Space Corporation and may be deemed to be beneficially owned by Araz Feyzi. The address of Kayhan Space Corporation is 10901 West 120th Ave., Suite 140, Broomfield, Colorado 80021.

(13)	Consists of 5,723 shares of Common Stock issued to the Selling Stockholder pursuant to the Debt Settlement Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
PLAN OF DISTRIBUTION
The Selling Stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling securities:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the applicable Selling Stockholder to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.
The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
Broker-dealers engaged by the applicable Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the applicable Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the applicable Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The applicable Selling Stockholder may also sell securities short and deliver these securities to close out its short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The applicable Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
Yield Point is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, other applicable Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The securities covered hereby will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the securities by the applicable Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by Bradley Arant Boult Cummings LLP.
EXPERTS
The consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2024 and 2023, incorporated by reference in this prospectus, have been audited by Frank, Rimerman + Co. LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at www.sec.gov. We also maintain a website at www.momentus.space, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:
Momentus Inc.
Attn: John C. Rood
Chief Executive Officer
3901 N. First Street
San Jose, CA 95134
Telephone: (650) 564-7820

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and superseded this information. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.
We incorporate by reference into this prospectus the information or documents listed below that we have filed with the SEC (Commission File No. 001-39128):
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025 (as amended on April 9, 2025);
•
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 15, 2025, for the quarter ended June 30, 2025, filed with the SEC on August 19, 2025, and for the quarter ended September 30, 2025, filed with the SEC on November 20, 2025;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2025;
•
the description of our Common Stock contained in Exhibit 4.19 to our Registration Statement on Form S-1, as filed with the SEC on April 21, 2025, and including any further amendment or report filed for the purpose of updating such description; and

•
our Current Reports filed on Form 8-K with the SEC on January 16, 2025, January 31, 2025, February 13, 2025, March 4, 2025, March 21, 2025, March 27, 2025, April 14, 2025, April 15, 2025 (as amended on April 15, 2025), May 19, 2025, May 20, 2025, June 5, 2025, June 20, 2025, June 25, 2025, June 30, 2025, July 2, 2025, August 6, 2025, August 14, 2025, September 11, 2025, September 18, 2025, September 25, 2025, September 29, 2025, October 1, 2025, October 6, 2025, October 9, 2025, October 15, 2025, November 24, 2025, December 10, 2025, December 12, 2025, December 15, 2025, December 29, 2025, and January 9, 2026.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of the initial registration statement and prior to effectiveness of the registration statement, and on or after the date of this prospectus but before the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials in the manner set forth under the heading “Where You Can Find More Information,” above.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Up to [6,040,068] Shares of Common Stock
PRELIMINARY PROSPECTUS
    , 2026

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.	Other Expenses of Issuance and Distribution.
The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.

Amount
SEC registration fee	$[•]
Legal fees and expenses	$15,000
Accounting fees and expenses	$40,000
Miscellaneous	$5,000
Total	$[•]

Item 15.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, as amended, provide for indemnification by the registrant of its directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s Second Amended and Restated Certificate of Incorporation, as amended, provides for such limitation of liability to the fullest extent permitted by the DGCL.
The registrant has entered into, and expects to continue to enter into, indemnification agreements with each of its directors and executive officers. These agreements provide that the registrant will indemnify each of its directors and such officers to the fullest extent permitted by law.
Any underwriting agreement or distribution agreement that the registrant enters into with any underwriters or agents involved in the offering or sale of any securities registered hereby may require such underwriters or dealers to indemnify the registrant, some or all of its directors and officers and its controlling persons, if any, for specified liabilities, which may include liabilities under the Securities Act.
The registrant also maintains standard policies of insurance under which coverage is provided to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the registrant.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Item 16.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit
1.2
Sales Agreement, dated September 19, 2025, by and between Momentus Inc. and Alliance Global Partners (incorporated by reference to Exhibit 1.1 to the Company’s Current Registration Statement on Form S-3 filed on September 22, 2025).

2.1†
Agreement and Plan of Merger, dated as of October 7, 2020, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 7, 2020).

2.2
Amendment No. 1 to Agreement and Plan of Merger, dated March 5, 2021, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form S-4 (Registration No. 333-249787) filed on March 8, 2021).

2.3
Amendment No. 2 to Agreement and Plan of Merger, dated as of April 6, 2021, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 8, 2021).

2.4
Amendment No. 3 to Agreement and Plan of Merger, dated as of June 29, 2021, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 29, 2021).

4.1
Warrant Agreement, dated November 7, 2019, between Continental Stock Transfer & Trust Company and SRAC (incorporated by reference to the Company’s Current Report on Form 8-K filed on November 13, 2019).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-233980) filed on October 10, 2019).
4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 16, 2024).
4.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 16, 2024).
4.5	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 18, 2024).
4.6	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on December 18, 2024).
4.7	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 13, 2025).
4.8	Amendment to Common Stock Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 13, 2025).
4.9	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on February 13, 2025).
4.10	Form of Inducement Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 21, 2025).
4.11	Description of Securities (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form S-1 filed on April 21, 2025).
4.12	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.12 to the Company’s Registration Statement on Form S-1 (Registration No. 333-287712) filed on May 30, 2025).
4.13	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 2, 2025).
4.14	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 2, 2025).

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description of Exhibit
4.15	Amendment to Common Stock Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 2, 2025).
4.16	Form of Inducement Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 14, 2025).
4.17	Form of Class A Common Stock Purchase Warrant (incorporated by reference to Exhibit C to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 11, 2025).
4.18
Junior Secured Convertible Note Due September 25, 2026, dated September 25, 2025, between Momentus Inc. and Yield Point NY, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 29, 2025).

4.19
Common Stock Purchase Warrant, dated September 25, 2025, between Momentus Inc. and Yield Point NY, LLC (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 29, 2025).

4.20	AIR Warrant, dated September 25, 2025, between Momentus Inc. and Yield Point NY, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 29, 2025).
4.21
Pre-Funded Common Stock Purchase Warrant, dated September 25, 2025, between Momentus Inc. and Yield Point NY, LLC (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on September 29, 2025).

4.22
Pre-Funded Common Stock Purchase Warrant, dated September 30, 2025, between Momentus Inc. and Baker & McKenzie LLP (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 6, 2025).

4.23	Form of Inducement Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 15, 2025).
4.24	Form of Inducement Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 12, 2025).
4.25	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 9, 2026).
4.26	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 9, 2026).
5.1^	Opinion of Bradley Arant Boult Cummings LLP.
23.1^	Consent of Frank, Rimerman + Co. LLP, independent registered public accounting firm.
23.2^	Consent of Bradley Arant Boult Cummings LLP (included in Exhibit 5.1).
24.1^	Power of Attorney (included on the signature page to the prospectus which forms part of this registration statement).
107^	Filing Fee Table.

*	Filed herewith
†
Certain of the exhibits and schedules to this Exhibit List have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

^	To be filed by amendment
Item 17.	Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser
(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or our securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY MOMENTUS INC. PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on [•], 2026.

MOMENTUS INC.

By:	/s/ Lon Ensler
Name:	Lon Ensler
Title:	Chief Financial Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John C. Rood and Lon Ensler, and each and either of them, as his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to act on, sign and file any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act together with all schedules and exhibits thereto, to act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	[•], 2026
John C. Rood

	Chief Financial Officer (Principal Financial and Accounting Officer)	[•], 2026
Lon Ensler

	Director	[•], 2026
Brian Kabot

	Director	[•], 2026
Chris Hadfield

	Director	[•], 2026
Kimberly A. Reed

	Director	[•], 2026
Linda J. Reiners

	Director	[•], 2026
Mitchel B. Kugler

	Director	[•], 2026
Victorino Mercado